EXHIBIT 99.A

ITEM 4 OWNERSHIP

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which AGI GmbH is the investment adviser and AGI GmbH may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act because, although fully delegating to a third party investment discretion over such securities, AGI GmbH has retained voting power over such securities.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by AGI GmbH. It does not include securities, if any, beneficially owned by affiliates of AGI GmbH whose ownership of securities is disaggregated from that of AGI GmbH in accordance with that release (including securities, if any, beneficially owned by Allianz SE or its affiliates disaggregated in accordance with that release).